Exhibit 10.62

To:	Steve Hazelbaker

From:	Bob Moone

Subject:	Termination Benefits Agreement

The purpose of this letter is to confirm our understanding with respect to the disposition of your rights under your Termination Benefits Agreement with Meridian Insurance Group, Inc (the “Agreement”). By signing this letter you have agreed to continue your employment with State Auto, and to forego collecting the full amount of your benefits due under such Agreement were you to leave the employ of the Company prior to June 1, 2004. In consideration of that, State Auto P&C has agreed to pay you an amount equal in value to 50% of the Base Amount as defined in the Agreement that would have been due you had you terminated your employment prior to June 1, 2004 (the “Retention Payment”). The total Retention Payment is $337,500.

This Retention Payment will be paid to you in the form of cash, paid in annual installments over a five year period and stock options. 80% of the Retention Payment, which equals $270,000, will be paid in cash, while the other 20% will be paid in the form of a one-time grant of non-qualified stock options with a value equal to $67,500 at the time of issue. This grant will be proposed by the Company to the Compensation Committee of STFC and is subject to their approval. The annual installments of the cash portion of the Retention Payment shall be $54,000. The options granted will vest over five years in 20% increments, with a total option term of 10 years. Aside from the vesting provisions, the terms of the options will be substantially similar to those previously granted to you by the Compensation Committee. The first tranch of options will vest immediately upon their issue.

If the Compensation Committee in its sole discretion decides not to grant the option portion of the Retention Payment, there shall be substituted for such options a cash payment equal to 1/5 or 20% of the total Retention Payment.

If your employment terminates, any unpaid installments of the Retention Payment are forfeited and any unvested options lapse and become void. The following exceptions to the foregoing sentence apply: If your employment terminates (i) at the initiation of the Company without “good cause” or (ii) as a result of your death or your becoming permanently and totally disabled, as defined by the Company’s ERG, then the cash portion of the Retention Payment remaining unpaid as of such employment termination date will be paid to you or your designated beneficiary (in the event of your death) and any unvested stock options granted pursuant to this letter will vest on the date of such termination of your employment. For the purposes of this letter, “good cause” for the Company to initiate (and effect) the termination of your employment means your having been convicted for fraud or a felony involving the Company or for theft of corporate assets. Except as set forth herein, payment of any Retention Payment installments may not be accelerated.

Please acknowledge your consent to the provisions of this letter by designating a beneficiary below, signing a copy of this letter and returning it to me. Your Termination

Benefit Agreement with MIGI is hereby cancelled. It is also understood and agreed that this does not constitute an agreement of employment. You remain an employee at will.

Sincerely,

For State Auto P&C

Signed:	/s/ Robert H. Moone
Date:	5/3/2004

I agree to the foregoing.

Signed:	/s/ Steven R. Hazelbaker
Date:	5/3/04
Beneficiary:	Deborah K. Hazelbaker

Disposition of Termination Benefits Agreement

Summary

Effective June 1, 2004

Current Salary	$225,000

Five year Average Salary	$225,000

Total Termination Benefits Amount	$675,000 (rounded)

Agreed Settlement with Continued Employment	$337,500

Cash Payments	$54,000 for five consecutive years starting in 2004

One Time Option Shares with Value At Time of Grant	$67,500

New Salary Equal to Maximum of Range	$186,000